SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 13 January 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN CANADA, AUSTRALIA OR
JAPAN


January 13, 2004


BP CONCLUDES PLACING OF STAKE IN PETROCHINA

BP announced today that it has concluded the placing of its 2 per cent stake in PetroChina Company Limited (PetroChina), announced yesterday. Settlement is due to occur on January 15, 2004.

The sale of the stake of around 3.5 billion shares in PetroChina was effected through a bookbuilt placing on public markets for HK$3.70 per share, a total of approximately HK$13 billion (US$1.65 billion).

The placing of the shares was arranged by Goldman Sachs International.

Further enquiries:

David Nicholas, BP press office: +44 (0)20 7496 4708

This announcement does not constitute or form part of an offer, solicitation of an offer or invitation to purchase or subscribe for securities in any jurisdiction.

Goldman Sachs International is acting for BP in connection with the placing and no one else and will not be responsible to anyone other than BP for providing the protections offered to clients of Goldman Sachs International nor for providing advice in relation to the placing.

                                    - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 13 January 2004                  /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary